Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS ANNOUNCES COMMENCEMENT OF NORMAL COURSE ISSUER BID TO PURCHASE PREFERRED UNITS

Brookfield News, January 9, 2024 – Brookfield Property Preferred L.P. (“Brookfield”) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for a normal course issuer bid to purchase up to 10% of the public float of its outstanding Class A Cumulative Redeemable Preferred Units, Series 1 (TSX: BPYP.PR.A; Nasdaq: BPYPM) that are listed on the TSX (the “Preferred Units”). Brookfield may, during the 12-month period commencing January 11, 2024 and ending on January 10, 2025 (or an earlier date should Brookfield complete its purchases prior to such date), purchase on the TSX, the Nasdaq Stock Market and any alternative Canadian trading system, up to 1,917,745 Preferred Units, representing approximately 10% of its public float. At December 31, 2023, there were 26,844,556 Preferred Units issued and outstanding, with 7,667,101 Preferred Units held by insiders, giving Brookfield a public float of 19,177,455 limited partnership units. Under the normal course issuer bid, Brookfield may purchase up to 1,138 Preferred Units on the TSX during any trading day, which represents approximately 25% of the average daily trading volume of 4,552 on the TSX for the most recently completed six calendar months prior to the TSX’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange. Brookfield will pay the market price at the time of acquisition for any Preferred Units purchased, but not to exceed the redemption price thereof as stated in the company’s limited partnership agreement. All Preferred Units acquired by Brookfield under this bid will be cancelled. Brookfield has not repurchased any Preferred Units in the past 12 months.

Brookfield is commencing this normal course issuer bid because it believes that, from time to time, the market price of its Preferred Units may not fully reflect the underlying value of its current business and future prospects. Brookfield believes that, in such circumstances, the outstanding Preferred Units represent an attractive investment for the company, since a portion of its excess cash generated on an annual basis can be invested for an attractive risk-adjusted return through the normal course issuer bid.

Brookfield may enter into an automatic purchase plan in relation to the normal course issuer bid that would allow for the purchase of Preferred Units, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Any such plan entered into with Brookfield’s broker will be adopted in accordance with applicable Canadian securities law and will be announced in a press release. Outside of these periods, Preferred Units will be repurchased in accordance with management’s discretion and in compliance with applicable law.

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About Brookfield Property Partners

Brookfield Property Partners is one of the world’s premier real estate companies. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, single-family rentals, manufactured housing, student housing and self-storage.

Brookfield Property Partners is a subsidiary of Brookfield Corporation (NYSE: BN, TSX: BN). More information is available at www.brookfield.com.

Brookfield Contact:

Keren Dubon

Investor Relations

Tel.: (212) 618-3440

Email: keren.dubon@brookfield.com